Exhibit 99.1
Eksportfinans – Annual Report 2008
2008 – a challenging year
Results from the underlying export financing business and the lending to the local government sector continued to be strong in 2008. Nevertheless, 2008 was a demanding year for the Eksportfinans Group due to the consequences of the global financial crisis.
Eksportfinans experienced unrealized losses in its liquidity portfolio due to credit spread widening. This led to a need to strengthen the company’s capital base and find solutions to stop the effect of further unrealized losses. During the year, the Board of Directors therefore initiated different processes designed to ensure a sound capital base, sufficient liquidity and continued strong results. The initiatives which have been executed in 2008 are outlined below.
Capital Increase
In the first quarter of 2008 Eksportfinans’ shareholders agreed to participate pro rata in an issuance of new share capital for NOK 1.2 billion. The unrealized losses in the liquidity portfolio combined with the strong demand for loans served as the background for the issuance. The capital was paid in during March, 2008.
Committed Credit Line Facility
Eksportfinans’ major owner banks DnB NOR Bank ASA, Nordea Bank AB and Danske Bank A/S extended a committed credit line of USD 4 billion to Eksportfinans in the first quarter of 2008 to help ensure sufficient liquidity buffers for the Group. The credit line has so far not been utilized.
Portfolio Hedge Agreement (PHA)
On March 13, 2008 Eksportfinans’ three major private shareholders signed an agreement with Eksportfinans whereby the banks undertook to hedge against further market value declines after February 29, 2008 in Eksportfinans’ securities portfolio. The agreement ensured that further decreases in the value of the portfolio up to NOK 5 billion would be mitigated by an increase in the value of the agreement. 99.5 percent of the shareholders later agreed to participate in the agreement, including The Norwegian Government, which signed their 15 percent share of the agreement on May 23, 2008. See note 14 for more information.
Agreement with the Norwegian Government
Eksportfinans offers government supported export financing on behalf of the Norwegian authorities. The institution has administered this scheme for the authorities since the OECD agreement on export credits was established in 1978. The purpose of the scheme is to provide equal financing conditions for exporters from the OECD countries, and to limit subsidies by setting minimum interest rates and by restricting loan terms.
In order to help ensure that the Norwegian export industry has access to long-term financing of their projects in a turbulent market situation, Eksportfinans entered into an agreement with the Norwegian Government on November 26, 2008 whereby the Government will provide funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing. The funding from the Government will have a maturity of up to 5 years. The Government expressed that given reasonable preconditions; the need for financing under the agreement may be around NOK 50 billion over the next two years. The agreement was passed by the Norwegian Parliament on December 19, 2008 and by Eksportfinans’ General Assembly on January 29, 2009. On January 30, 2009 the EFTA Surveillance Authority (ESA) stated that the agreement does not constitute state aid.

At the same time, the Norwegian Government changed the classification of their ownership in Eksportfinans from category 1 (companies with commercial objectives) to category 3 (companies with commercial objectives and other specifically defined objectives). The agreement is published on Eksportfinans’ website.
Main features
Net interest income increased by 90 percent in 2008, and amounted to NOK 1.1 billion in 2008 compared to NOK 561 million in 2007. Due primarily to the decrease in the mark-to-market value of Eksportfinans’ own debt, which is measured at fair value in the financial statements, the Group experienced a net profit for the year 2008 of NOK 3.4 billion compared to a net loss of NOK 149 million in 2007. The unrealized gains related to Eksportfinans’ own debt will be reversed as unrealized losses in the years to come. Net profit excluding unrealized gains and losses on financial instruments (and the unrealized loss on an Icelandic bank of NOK 508 million) amounted to NOK 376 million in 2008, compared to NOK 294 million in 2007. Total assets increased by 36 percent in 2008, from NOK 218.7 billion at December 31, 2007 to NOK 296.9 billion at December 31, 2008.
Lending to export related sectors increased by 11 percent in 2008 compared to 2007. However, total new loan disbursement from the Group decreased by 15 percent in 2008 compared to the previous year. This decrease was mainly due to the strategic decision to reduce the volume of lending to Norwegian municipalities through Kommunekreditt.
The continued high level of disbursements of export-related loans was a result of the high activity level in the Norwegian maritime sector and the oil and gas industry. In all, the Group disbursed NOK 33.4 billion in new loans in 2008, compared to NOK 39.2 billion in 2007.
Despite the difficult market situation, Eksportfinans was able to raise NOK 93.7 billion in new funding in the international capital markets in 2008. Following three successful benchmark transactions in the first half-year of 2008, the majority of the funding in the second half-year came by way of smaller sized, structured funding transactions.
Lending
Export financing
Disbursements of new loans from the parent company, Eksportfinans amounted to NOK 25.3 billion in 2008, compared to NOK 22.8 billion in 2007. Eksportfinans’ total outstanding export-related loans increased from NOK 56.4 billion at year-end 2007 to NOK 80.4 billion at December 31, 2008.
Several factors contributed to the continuing high level of export lending in 2008. The overall market situation for Eksportfinans’ main customer groups was still good, combined with Eksportfinans’ increasing attractiveness as a provider of government supported export credits in an otherwise difficult financial market.
The Norwegian maritime industry and the suppliers to the oil and gas sector benefited from strong order books also during 2008. As in 2007 Norwegian borrowers represented a major part of the new lending volume in 2008. A reason for this was the public lending scheme for export credits, which is also available to Norwegian borrowers if the financing is used for ships, ship equipment and drilling vessels, or if the borrowers’ income stems from other offshore activities. The strong domestic market in 2008 is reflected in Eksportfinans’ lending figures.

Eksportfinans’ ambition is to offer competitive financing to the supplier industry in the export markets in cooperation with GIEK (The Norwegian Guarantee Institute for Export Credits), as well as Norwegian and foreign banks. Most of Eksportfinans’ borrowers are based within the OECD-area. The demand for export credits during 2008 was unusually high.
The fixed interest rate on government-supported export credits, the CIRR interest rate, was more favorable than the corresponding market rate for most of 2008, and disbursements under the public lending scheme have never been higher. New loans under the government lending scheme at year-end 2008 amounted to NOK 14.1 billion, and the total amounts outstanding under the scheme increased from NOK 17.6 billion to NOK 31.6 billion in the course of the year. The Norwegian Government’s continued support for export credit schemes is beneficial for the industry, which faces increased difficulties in financing their projects due to the financial crisis.
Eksportfinans has a close commercial cooperation with its owner banks and other banks that support Norwegian industry and commerce. Together, the banks and Eksportfinans offer complementary products in combination to provide customers with favorable financing.
Eksportfinans’ exposure to Icelandic banks has been monitored closely for the last three years, and efforts have been made to reduce the exposure. Nevertheless, in connection with certain banks being placed under Icelandic government supervision in October 2008, Eksportfinans discovered that one of the Icelandic banks, which acted as agent bank and guarantor, had failed to reimburse Eksportfinans for three loans prepaid by the borrowers. The total amount not reimbursed to Eksportfinans was NOK 436 million at exchange rates applicable at December 31, 2008. To protect its claim against the bank, Eksportfinans has pursued and continues to pursue various legal measures and strategies to reclaim the unlawfully withheld amount in Iceland.
In addition to these unlawfully withheld loans Eksportfinans is also engaged in a syndicated exposure to an Icelandic bank, in the amount of NOK 99 million at foreign exchange rates at December 31, 2008.
Financing for the local government sector
Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS provides loans to Norwegian municipalities, counties, municipal companies and companies with guarantees from the public sector or banks. Total local government lending by Kommunekreditt amounted to NOK 58.8 billion at the end of 2008. This was a reduction of NOK 9.5 billion compared to the amount at the end of 2007.
Disbursement of new loans from Kommunekreditt Norge AS in 2008 amounted to NOK 8.0 billion, compared to NOK 16.4 billion in 2007. The decline in municipal lending in 2008 was caused by a need to reprice municipal loans following the difficulties in obtaining competitive long-term financing in the international capital markets.
Lending from Kommunekreditt in 2008 financed new homes for assisted living, nursing homes, schools, day-care centers, culture centers, water supply, sewerage and waste management plants, as well as roads and other infrastructure.
In 2008, Norwegian municipalities, counties and municipal companies increased its overall borrowing in the market by approximately 5 percent. Management believes Kommunekreditt’s market share was around 22 percent at year-end 2008, down from around 26 percent in 2007. Municipal, county and inter-municipal companies represented the most important customer groups for Kommunekreditt’s total lending. Despite the reduction of market share, Kommunekreditt has maintained a strong position as a leading supplier of long-term loans to the Norwegian local government sector also in 2008. Kommunekreditt had increased lending margins in 2008 compared to 2007. The net interest margin increased from 0.20 percent in 2007 to 0.35 percent in 2008.

Kommunekreditt’s lending as of December 31, 2008, consisted of 73 percent direct loans to municipalities and counties and 27 percent loans to inter-municipal companies and companies with a guarantee either from a municipality, a county, the State or a bank. The corresponding figures for year-end 2007 were 80 percent and 20 percent, respectively.
At the end of 2008, the lending portfolio to the local government sector was made up of 14 percent fixed interest rate loans and 86 percent floating interest rate loans. This was in line with 2007.
The agreement that Eksportfinans entered into with the Norwegian Government in November 2008 did not include funding to municipalities. Due to limited access to long-term financing for Eksportfinans in the international capital markets in the autumn of 2008, the Board of Directors made a strategic decision to search for alternative solutions for Kommunekreditt with an aim to conclude within the end of the first quarter 2009.
Funding
Eksportfinans is Norway’s largest international issuer of bonds, and has a global investor base. Total new borrowings in 2008 amounted to NOK 93.7 billion, compared to NOK 80.7 billion in 2007.
Despite the global financial crisis and the challenges it incurred for Eksportfinans in 2008, Eksportfinans completed a total of three benchmark bond issues in the first half-year of 2008. A benchmark bond issue is a large bond issue available for public sale to investors in specified regions. The pricing of these transactions forms the benchmark price for Eksportfinans in the market.
Two benchmark bonds were issued in EUR with tenors of three and five years sold to investors globally excluding the USA. In addition Eksportfinans issued one benchmark bond in CHF with an eight year maturity sold to investors in Switzerland.
Eksportfinans is recognized as one of the most active issuers of structured notes in the market, and in 2008 a total of 836 individual bonds were issued in 15 currencies. This was in line with 2007. Marketing efforts were focused on key markets for private placements in Japan and the USA, as well as on top benchmark investors in Europe, Asia and South America.
Eksportfinans holds special status in Japan, and in 2008 Eksportfinans was one of the largest international borrowers in this market. The record volume achieved was a testament to the reputation Eksportfinans has built up over the years for marketing, flexibility and innovation.
Eksportfinans’ proprietary web-based platform for the issuance and documentation of structured bond transactions, eFunding continued being an important source of funding in 2008. At year end 2008, there were 33 licensed eFunding dealers, including all the leading players in the Euro Medium Term Note (EMTN) market. More than 37,000 price quotes have been provided since launch in 2006, of which around half were enquiries outside Eksportfinans’ working hours.

Lehman Brothers filed for bankruptcy on September 15, 2008, at which time Eksportfinans had derivative contracts with the bank of a nominal amount of USD 1.7 billion. Eksportfinans managed to find new counterparties for these transactions without incurring any losses.
In January 2009, Eksportfinans was honored to receive mtn-i’s Editor’s award in recognition of its ability to continue funding in the face of adversity, as well as a Landmark deal award for 2008. mtn-i is a London-based global provider of market information for structured funding transactions.
Results
Net interest income
Net interest income was NOK 1.1 billion in 2008. This was NOK 507 million higher than in 2007. The increase was mainly due to a higher volume and higher margins on lending and liquidity placements, as well as higher interest rates in Norwegian Kroner.
The return on assets was 0.41 percent in 2008, which was 0.12 percentage points higher than in 2007.
Net other operating income
The situation in the international financial markets has led to a decrease in the fair value on Eksportfinans’ own debt in 2008, resulting in large unrealized gains. The credit spreads for the Company have widened during the year, decreasing the fair value of Eksportfinans’ own debt with lower credit spreads. Under IFRS, changes in fair values on financial instruments are recorded in the accounts in the periods in which they occur are likely to be reversed over the residual maturity of the instrument. The decrease in fair value on the company’s own debt led to a positive net other operating income of NOK 3.8 billion in 2008. In the corresponding period in 2007 there was a negative net other operating income of NOK 584 million. See specification in separate table. Unrealized gains due to the decrease in the fair values on own debt are included in the line item Net gains/(losses) on financial instruments at fair value in the table. This line item includes an unrealized gain on Eksportfinans’ own debt of NOK 4,9 billion; see Note 5 and Note 32.4 to the accompanying financial statements for a breakdown of this line item.

(NOK thousands)	2008	2007	Change

Commissions and income related to banking services	2,210	4,092	(1,882)
Commissions and expenses related to banking services	40,496	7,497	32,999
Net gains/(losses) on financial instruments at fair value	3,827,855	(588,344)	4,416,199
Other income	6,523	7,573	(1,050)

Net other operating income	3,796,092	(584,176)	4,380,268

Total operating expenses
Total operating expenses amounted to NOK 204 million in 2008, up NOK 18 million from 2007. The increase was mainly due to increased use of consultancy services in connection with the consequences of the financial crisis. In addition, the number of employees increased in 2008 compared to 2007. The key ratio, Net operating expenses in relation to average assets, was 0.08 percent in 2008, compared to 0.09 percent in 2007.
Profit for the year
Due to the increase in net operating income resulting from the circumstances in the international capital markets discussed above, and the increase in the net interest income, the Group experienced a profit for the period of NOK 3.4 billion in 2008, compared to a loss of NOK 149 million in 2007. The unrealized gains related to Eksportfinans’ own debt will be reversed as unrealized losses in the years to come.

Return on equity was positive 68.0 percent in 2008, from negative 5.4 percent in 2007.
Profit excluding unrealized gains and losses on financial instruments (see separate table), amounted to NOK 376 million in 2008, an increase of 28 percent from 2007. The unrealized gains and losses related to the Icelandic Bank exposure of NOK 508 million (at exchange rates applicable at December, 31, 2008), are presented as an unrealized loss in the financial statement, together with other changes in fair value on financial instruments at fair value. In the non-IFRS profit presented below, these unrealized losses on Icelandic banks have reduced the calculated non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value.

(NOK thousands)	2008	2007

Profit/(loss) for the period in accordance with IFRS	3,354,634	(148,786)

Net unrealized losses/(gains) on financial instruments at fair value 1)	(3,644,990)	611,876

Net unrealized losses/(gains) on foreign currencies 1)	15,632	3,116

Unrealized losses related to Icelandic banks that are included above	(508,079)	0

Tax-effect 2)	1,158,482	(172,198)

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments at fair value 3)	375,679	294,008

Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments at fair value	10.2%	10.6%

1)	See note 5 to the accompanying financial statements. The amount includes the fair value reduction of NOK 508 million related to the Icelandic Bank exposure(at exchange rates applicable at December 31, 2008).

2)	28 percent of the unrealized items above

3)	Reduced by the unrealized loss related to the Icelandic bank exposure (net of tax)
In conformity with Section 3-3 of the Norwegian Accounting Act, it is confirmed that the annual accounts have been prepared on the basis of the going concern assumption. During 2008 the Group has taken a wide range of actions to deal with the difficult situation, as described above, and considers that it is well prepared for the future.
Balance sheet
Total assets amounted to NOK 296.9 billion at year-end 2008, compared to NOK 218.7 billion at year-end 2007. The growth in total assets was mainly due to increased lending, an increase of liquidity placed in commercial paper and bonds, and foreign exchange rate effects on both these items. There has also been an increase in the value of derivatives and cash collateral agreements.
Total lending for the Group amounted to NOK 139.2 billion at the end of 2008, compared to NOK 124.7 billion at the end of 2007. Liquidity placed in commercial paper and bonds amounted to NOK 108.1 billion at year-end 2008. The corresponding volume at year-end 2007 was NOK 80.1 billion. Debts incurred by issuing commercial paper and bonds came to NOK 259.0 billion at year-end 2008. The corresponding figure at year-end 2007 was NOK 206.3 billion. Eksportfinans’ distributable equity amounted to NOK 791 million at December 31, 2008, calculated as below:

Dec. 31, 2008	(NOK thousands)

Other equity	818,285
Intangible assets	(26,825)

Distributable equity	791,460

According to Section 5–5 of the Securities Trading Act the Board of Directors and the President and CEO shall jointly give a statement that the financial report represents a complete and final report on the financial position of the group. The report is provided separately.

Capital adequacy ratio
The capital adequacy ratio was 11.6 percent at year-end 2008, compared to 9.6 percent at year-end 2007. The core capital adequacy ratio was 8.1 percent at year-end 2008, compared to 6.3 percent at year-end 2007. The positive results in 2008, excluding profit on own debt due to credit spread widening, the issuance of new share capital of NOK 1.2 billion in the first quarter of 2008, and the offsetting effect from the Portfolio Hedge Agreement, significantly improved the capital adequacy ratios.
According to Norwegian capital adequacy regulations, municipal lending is allocated a 20 percent risk weight when calculating capital adequacy. This is the same weighting as for banks in the OECD countries. Norwegian municipalities and counties cannot, by law, go bankrupt, but they can suspend payments. Thus exposure is related to the timeliness of agreed payments.
Risk management
In 2008 Eksportfinans strengthened its already conservative risk management practices. More emphasis was put on monitoring the asset/liability gap, estimating the funding need in adverse conditions and measuring concentration risk and daily profit and loss. Stop-loss limits on a newly established liquidity reserve portfolio were introduced and the processing of master credit support agreements to control credit exposure from derivatives was improved. The Company’s first Internal Capital Adequacy Assessment Process report (ICAAP) in accordance with the Basel II regulations was compiled, putting more emphasis on risk governance.
Credit risk
Eksportfinans’ credit policy is to deal with counterparties with a high credit quality. The exposure is mainly towards sound financial institutions and states within EU and the OECD, Asset Backed Securities (ABS) with good credit rating, as well as Norwegian municipalities and county municipalities.
In 2008 Eksportfinans revised its country limits and introduced a maximum limit on exposure towards non-sovereigns in each country and maximum limits on ABS exposures.
Market risk
Market risk is controlled through limits on foreign currency and interest rate exposure. The interest rate positions are monitored daily. A report is prepared every day showing these positions measured against the exposure limits stipulated by the Board. As part of the enhanced risk management guidelines, interest risk limits have been lowered and a new limit for short term interest risk (i.e. 0-12 months) had been introduced. The interest rate exposure is presented in Note 32.3.
The currency risk limits were also adjusted down in line with Eksportfinans’ risk tolerance. The foreign currency positions are provided in Note 32.2.
All interest rate risk, foreign exchange risk and liquidity risk on lending and borrowing associated with the public export financing scheme which Eksportfinans is handling, are fully covered through the agreement with the Ministry of Trade and Industry.
Operational risk
The Board has stipulated general guidelines and procedures for the various parts of the activities, and receives monthly status reports regarding the Group’s operations. The Board’s guidelines are updated annually, and are supplemented with administrative routines and management systems.

The number of transactions and the complexity of business activities have increased significantly in recent years. In order to handle this increased operational risk, the Group has invested in new IT-solutions, automation and routines, and also taken measures to maintain good competence within risk management and other key positions.
The distribution of responsibility between the business units and the control and follow-up units is clearly defined. The department for risk management performs daily monitoring, assessment and reporting of interest, credit and currency exposures. In addition, the guidelines and the principles which are used in risk management are constantly being improved.
Eksportfinans is the only Norwegian financial institution which is subject to comprehensive reporting obligations as a consequence of stock exchange listing of bonds in the USA. Considerable resources are used on this, especially relating to some parts of the Sarbanes-Oxley Act. The act requires (among other things) documentation of the internal control of the accounts presentation from 2007 onwards. To fulfill the requirements, work processes and controls are documented and the implementation of controls is tested. In conjunction with the reporting in the USA, the management will provide an evaluation of the internal control. From 2009 the external auditor will also attest to and report on management’s assessment of internal controls. Further, IFRS reporting requirements and Basel II conversion has increased the focus on risk controls and reporting within senior management.
Liquidity risk
In 2008, new formal guidelines on liquidity risk management including contingency plans, back-up facilities and more detailed limits were introduced. Risk associated with insufficient access to liquidity is managed by operating several long-term and short-term borrowing programs that provide easy access to the funding markets. In addition, Eksportfinans holds a high portion of liquid assets with short maturities in a new liquidity reserve portfolio. The maturity profile of these securities is such that they are expected to cover the Group’s liquidity need through redemption.
The Group’s liquidity situation was further enhanced on November 26, 2008 when Eksportfinans secured funding from the Government to cover new export projects up until December 31, 2010.
The Group monitors its liquidity capacity and the need for refinancing over the next 12 months under both normal and stressed conditions. In a normal situation the maturities on the liability side will be met by new borrowings, however in a stressed condition access to the wholesale funding market is assumed closed. The Group aims for positive liquidity capacity over the next 12 months, both under normal and stressed conditions.
Eksportfinans aims to have a symmetrical maturity profile on the assets and liability sides in order to immunize against liquidity risk. Due to the escalation of the credit crisis, access to wholesale funding weakened.
Rating
Eksportfinans international long term credit ratings at the time of publishing this report are:
▪	Aa1 with a negative outlook from Moody’s Investor Services

▪	AA+ with a negative outlook from Standard and Poor’s

▪	AA with a stable outlook from FitchRatings

Administrative matters
The Eksportfinans Group is Norway’s largest credit agency. The parent company, Eksportfinans ASA, provides long-term financing to the export industry and their customers. Eksportfinans ASA is owned by 26 commercial and savings banks which operate in Norway, as well as the Kingdom of Norway. Eksportfinans was established in 1962 and its main office is in Oslo. Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS offers financial services to the Norwegian local government sector. Its main office is in Trondheim.
Governing bodies
The Board of Directors of Eksportfinans ASA consists of eight members in all, four of which are representatives from the shareholder banks, in addition to three representatives from Norwegian industry elected by the shareholders. In addition, an employee representative holds a place on the Board. The Board made a proposal to the General Assembly on April 3, 2008 suggesting that the President and CEO should no longer be a member of the Board of Directors. This proposal was agreed following a change in Norwegian legislation, and is in accordance with the Norwegian Understanding on Corporate Governance.
Eksportfinans complies with the special Norwegian legal regulation implying that at least 40 percent of the elected Board members should be women.
In connection with the election of Board members in April 2008, Chairperson Erik Borgen, Deputy Chairperson Baard Syrrist and Board member Leif Johan Laugen withdrew from the Board. The Board extends it sincere gratitude to these members for their enthusiastic and constructive contribution to Eksportfinans through many years.
The Nomination Committee proposed Geir Bergvoll from DnB Nor Bank as new Chairperson of the Board, Carl Erik Steen from Nordea Bank as new Deputy Chairperson of the Board and Thomas F. Borgen from Fokus Bank ASA as new Board member. They were elected at the Council of Representatives meeting on April 3, 2008.
Geir Bergvoll was also elected Chairperson of Eksportfinans’ Audit Committee in April 2008 by the Board. At the same time Board member Bodil P. Hollingsæter withdrew as Chairperson of the Audit Committee, but remained a member.
Certain changes to the Council of Representatives and the Control Committee were agreed by the General Council in April 2008. For a full overview of Eksportfinans’ governing bodies and management, see www.eksportfinans.no.
According to Sections 5–5 (3), (4) and 6–16a of the Public Limited Liability Company Act, the Board of Directors shall disclose it’s guidelines for remuneration to the General Executive Management. In addition, the Board of Directors shall report on its guidelines for remuneration to General Executive Management for the preceding financial year and the implementation thereof. The amounts are reported in Note 36, and the policy is available on www.eksportfinans.no.
Corporate governance
Eksportfinans aims to ensure a high standard of corporate governance. Eksportfinans insists on compliance with laws, regulations and ethical standards. The Group’s shareholders elect independent and well-qualified board members to safeguard these values. The Group complies with the Norwegian Code of Practice for Corporate Governance. The Group’s policy on corporate governance is available in a separate article.

The organization
With effect from January 1, 2008 Gisele Marchand took over as President and CEO of Eksportfinans ASA. She came from the Norwegian Government Pension Fund, where she was CEO. Prior to that, she was Managing Director of the Bates Group, and a member of the top management team at Den norske Bank (now DnB NOR Bank).
Elise Lindbæk became Executive Vice President and Director of Staff from May 15, 2008, with responsibility for Communications, IT, HR and Administration. She came from the position as Head of Communications in the company. Executive Vice President and General Counsel Jens Feiring joined the management group with effect from the same date. He has held his current position since 1981. Executive Vice President and CFO Cecilie Haarseth resigned from Eksportfinans on August 31, 2008. Geir Ove Olsen was appointed new Executive Vice President and Director of the Department of Financial Control with effect from November 17, 2008. Geir Ove Olsen comes from the position of CFO of Toyota Kreditbank GmbH, Norway, a position he has held since 1997.
The Board notes that 2008 has been an unusually challenging year for the organization. Record high activity within the lending and funding areas coupled with the situation in the international capital markets led to substantial need for time-consuming analysis, discussions and management actions. The Board extends its gratitude to the administration for their good work in 2008.
Working environment
To ensure a good working environment and cooperation between top management and the employees, two cooperation committees have been appointed in the Group: the Working Environment Committee and the Liaison Committee. Both committees submit an annual report to the Board about their activities. In 2008 the committees have handled issues such as guidelines for information technology, remuneration and remuneration policy, employee benefits, insider trading legislation, an employee satisfaction survey and first-aid training.
The organization is committed to diversity, for example with regards to composition of age and gender, education and ethnic background. An employee satisfaction survey was conducted in the autumn of 2008. The survey showed certain areas for improvement within gender equality. This will be addressed going forward.
At the end of 2008 Eksportfinans had employees from 15 different nations, all located in Oslo. At year-end 2008 the gender distribution of the Group was 48 percent women and 52 percent men. In management positions 31 percent were women at the end of 2008, compared to 58 percent at the end of 2007. In 2008, 15 new employees were recruited, 7 women and 8 men. 1 man and 7 women worked reduced hours in 2008. Women accounted for 50.6 percent of compensated overtime, men for 49.4 percent. This was mainly due to the fact that there are more women than men entitled to overtime payment.
Short-term absence in 2008 was at the same level as in 2007 at 0.7 percent. However, total absence due to illness increased to 10,028 hours in 2008, which accounted for 5.5 percent of total working hours. In 2007, the total absence due to illness amounted to 4.2 percent. There were no reports of accidents resulting in personal injury or material damage in 2008.
Corporate Responsibility
The activities of Eksportfinans do not have any direct impact on the external environment. However, the projects that Eksportfinans and Kommunekreditt finance might have an adverse effect on the environment. The Group therefore has a definite awareness of environmental issues.

Eksportfinans adheres to the OECD Common Approaches on Export Credits and the Environment for projects that are financed with government supported export credits. In 2008, there have been no major changes in this framework.
Eksportfinans aims to prevent corruption in its own organization as well as related to all its business activities, and has implemented new anti-corruption guidelines. The guidelines are based on a 2006 agreement in OECD’s Export Credit Group that significantly strengthens the fight against corruption in transactions financed by officially supported export credits.
Future Prospects
The financial crisis is continuing into 2009, and the prospects for 2009 in a global context are generally agreed to be highly uncertain. The crisis is spreading from the financial sector to other parts of the economy, and will affect Eksportfinans’ major customer groups within the the export industry, shipping, and oil- and gas sectors going forward. Eksportfinans also cooperates with banks globally, and their development and performance in 2009 will be important to Eksportfinans’ business.
However, following all the efforts implemented during 2008, including the agreement with the Norwegian Government for funding of new export credits through Eksportfinans, management believes the institution is well positioned to handle market-related and other challenges in 2009.
Eksportfinans expects solid interest rate margins and results from the underlying business going forward. However, there will be uncertainties related to the volatility in unrealized gains and losses on funding and lending. Also, the outcome of the strategic process related to Kommunekreditt might influence Eksportfinans’ business model.

Geir Bergvoll	Carl Erik Steen	Live Haukvik Aker
Chair person	Deputy chair person

Thomas F. Borgen	Bodil Hollingsæter	Marianne Heien Blystad

Tor Bergstrøm	Tor Østbø	Gisèle Marchand
President and CEO